Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 9 DATED JUNE 20, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – TTLC LOS ANGELES – EL SERENO LLC

On June 14, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “TTLC El Sereno Senior Loan”). The borrower, TTLC LOS ANGELES – EL SERENO LLC, a Delaware limited partnership (“TTLC El Sereno”), used the loan proceeds to acquire approximately 198,000 square feet of land located at 2520 - 2608 N. Eastern Ave & 2657 Lombardy Ave, Los Angeles, CA 90032 (the “TTLC El Sereno Property”). The TTLC El Sereno Property is currently unentitled. TTLC El Sereno intends to rezone and entitle the property, and apply for permits for 42 homes under the Los Angeles Small Lot Ordinance.

TTLC El Sereno is managed by the principal of The True Life Companies, Scott Clark (the “Sponsor”). Since inception, The True Life Companies has invested in approximately 670 homes and over 5,000 lots, with a total capital deployment of approximately $340 million.

The TTLC El Sereno Property is composed of 4 parcels, which are currently unimproved.

On the original closing date of the TTLC El Sereno Senior Loan, TTLC El Sereno was capitalized with approximately $2,170,000 of equity capital from the borrower.

The TTLC El Sereno Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, June 14, 2020 (the “TTLC El Sereno Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the TTLC El Sereno Senior Loan amount, paid directly by TTLC El Sereno.

TTLC El Sereno has the ability to extend the TTLC El Sereno Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and TTLC El Sereno will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5%.

The Sponsor has provided customary carve-out guarantees.

As of its closing date the TTLC El Sereno Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 70.8%. The LTPP ratio is the amount of the TTLC El Sereno Senior Loan divided by the land purchase price. As of its closing date, the TTLC El Sereno Senior Loan’s as-is loan-to-value ratio, or the LTV ratio, was approximately 70.8%. The LTV ratio is the amount of the TTLC El Sereno Senior Loan divided by the May 2019, third-party appraised value of the TTLC El Sereno Property. There can be no assurance that such value is correct.

The TTLC El Sereno Property is located in the El Sereno submarket of Los Angeles, CA. El Sereno is an emerging neighborhood located in northeast Los Angeles. The neighborhood benefits from close-proximity to downtown Los Angeles, hillside views, and a strong school district. The neighborhood is growing in popularity for homeowners, as evidenced by home prices rising by approximately 5% in the last year and home sale listings rising by approximately 9.5% in the same timeframe, according to Redfin.

As the TTLC El Sereno Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.